EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH
ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

NB Crossroads Private Markets Access Fund LLC (the "Fund") has received and accepted for purchase your tender of all or some of your shares of limited liability company interest in the Fund (your "Shares").

Because you have tendered and the Fund has purchased all or some of your Shares, you have been issued a note (the "Promissory Note") entitling you to be paid an amount equal to the value, determined as of September 30, 2021 (the "Valuation Date"), of the repurchased Shares, in accordance with the terms of the tender offer. Pursuant to the terms of the tender offer, the Board has discretion to hold back a portion of the amount due under the Promissory Note, which shall not exceed 10% of the total amount due to all tendering Shareholders. Accordingly, a cash payment of at least 90% of the amount due under the Promissory Note will be wire transferred to the account designated by you in your Letter of Transmittal on or before the twentieth (20) business day after the Fund's net asset value for such Valuation Date is determined, which is expected to be approximately 65 days, but in no event earlier than 60 days, following the Valuation Date; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $10,000, the Fund reserves the right to reduce the amount repurchased so that your required account balance is maintained in accordance with the terms of the tender offer. Such minimum account balance may be waived by the Fund, in its sole discretion. The Promissory Note will be held by UMB Fund Services, Inc. ("UMBFS") on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Promissory Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Promissory Note provide that a final payment representing the balance of the amount due under the Promissory Note, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer, with such balance being subject to adjustment as a result of the Fund's annual audit or as a result of any other corrections to the Fund's net asset value as of the Valuation Date for the repurchase. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2022.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (844) 448-4480.

Sincerely,

NB Crossroads Private Markets Access Fund LLC